EMI

RECEIVED
2004 JUL 15 P 2:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

04035549

5th July, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st July 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 5th July 2004, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th June 2004, held 23,859,451 shares, being 3.02% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Encs.

dw 7/16

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/41

Company Announcements Office,
London Stock Exchange.

5th July, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 29th June 2004 and received on 5th July 2004, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th June 2004, held 23,859,451 shares, being 3.02% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary